United States Securities and Exchange Commission Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION Pursuant to Rule 14a-103

Name of the Registrant: Morgan Stanley

Name of persons relying on exemption: Sierra Club Foundation

Address of persons relying on exemption:

2101 Webster Street, Suite 1250, Oakland, CA 94612

Written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Morgan Stanley

Shareholder Proposal No. 6: Policy to Phase Out Financing for Fossil Fuel Expansion

Sierra Club Foundation seeks your support for Proposal No. 6 on the Morgan Stanley (“MS” or “the Company”) 2023 proxy ballot. The resolved clause states:

Shareholders request that the Board of Directors adopt a policy for a time-bound phase-out of MS’ lending and underwriting to projects and companies engaging in new fossil fuel exploration and development.

We urge MS investors to vote FOR Proposal No. 6 to protect shareholder value by holding the board accountable for managing material risks from the Company’s financing of new fossil fuel exploration and development.

Summary

●	Our Proposal is focused on MS’ financing of new fossil fuel exploration and development, which is incompatible with the Company’s net zero commitment and the scientific consensus on what is required to limit warming to 1.5°C.

●	New fossil fuel exploration and development will not help to assuage current energy shortfalls and harms investment portfolios by increasing climate-related systemic risk.
●	MS’ failure to align financing practices with its commitment and the scientific consensus exposes the Company and its shareholders to material risks including regulatory, reputational and litigation risks. MS also risks losing business to banks already phasing out financing for new fossil fuel exploration and development.
●	The proposed policy will provide greater transparency and accountability for MS’ financing activities while allowing the Company to finance credible client transitions.

Climate change is the biggest long-term threat to financial markets

“We are on a highway to climate hell with our foot still on the accelerator.”

- UN Secretary General Guterrez at COP271

Climate change poses a massive systemic risk for the global economy and investment portfolios. The world hit a record level of carbon emissions in 20222 and is projected to warm by 2.5-3°C by 2100.3 Estimates of climate-related losses include: 18% global GDP loss by 2050 under a business-as-usual case (Swiss Re4); nearly 25% cumulative loss in global output in the next two decades if mitigation actions are not taken (BlackRock5); 10% GDP loss by 2050 for temperature increases above 3°C (Vanguard6); 15-20% cumulative reduction in GDP by 2100 and equities 10% permanently lower (Thinking Ahead Institute7); over $150 billion in stranded oil and gas infrastructure assets to be borne by OECD investors;8 and a 12.9% decrease in European pension asset values if policies needed to limit warming to 2°C are delayed until 2030 (2022 Climate IORP Stress Test9).

The world needs to quickly slash emissions to meet the goals of the Paris Agreement,10 which will protect the global economy and investment and lending portfolios from the worst effects of climate change. Phasing out the exploration and development of new fossil fuels is an essential step in reversing our course. MS, as one of the top financiers of fossil fuel expansion, and its shareholders have a unique and important role to play in helping make that change by adopting and supporting the policy requested in this Proposal.

New fossil fuel development is not aligned with the Paris Agreement and increases systemic risk

Scientific consensus on new fossil fuel exploration and development is clear: in order to limit warming to 1.5°C, the world cannot continue to develop new oil and gas fields or coal mines beyond those that have already been approved for investment11 (“new fossil fuel exploration and development” or “fossil fuel expansion”). Numerous organizations and research studies have concluded that emissions embedded in existing fossil fuel reserves are vastly greater than the carbon budget for 1.5°C and that existing fields are sufficient to satisfy global energy needs.12 Global coal, oil, and gas production need to decrease annually by an estimated 11%, 4%, and 3%, respectively, during this decade to limit warming to 1.5°C.13

“Investing in new fossil fuels infrastructure is moral and economic madness. Such investments will soon be stranded assets – a blot on the landscape, and a blight on investment portfolios.”14

- UN Secretary General Guterrez at launch of IPCC’s April 2022 report

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1 https://www.cnbc.com/2022/11/07/were-on-a-highway-to-climate-hell-un-chief-guterres-says.html

2 https://www.bloomberg.com/news/articles/2023-03-02/global-co2-emissions-hit-record-in-2022-even-as-europe-s-dipped

3 https://climateactiontracker.org/global/cat-thermometer/

4 https://www.swissre.com/media/press-release/nr-20210422-economics-of-climate-change-risks.html

5 https://www.blackrock.com/corporate/literature/whitepaper/climate-aware-investing.pdf

6 https://corporate.vanguard.com/content/dam/corp/research/pdf/the_economics_of_climate_change.pdf

7 https://cdn.roxhillmedia.com/production/email/attachment/1090001_1100000/cb299e9d546ef327a6bd5a78de2c9474e0dd7434.pdf

8 https://www.nature.com/articles/s41558-022-01356-y.pdf

9 https://www.eiopa.europa.eu/system/files/2022-12/factsheet_-_iorp_stress_test_2022.pdf

10 https://www.ipcc.ch/report/ar6/wg3/downloads/report/IPCC_AR6_WGIII_SummaryForPolicymakers.pdf

11 https://www.iisd.org/system/files/2022-10/navigating-energy-transitions-mapping-road-to-1.5.pdf

12 For example: https://carbontracker.org/reports/unburnable-carbon-ten-years-on/

13 https://productiongap.org/

14 https://press.un.org/en/2022/sgsm21228.doc.htm

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New fossil fuel exploration and development will either cook the planet or add trillions of dollars to the fossil fuel assets that will be stranded from the energy transition.15 Modeling by Carbon Tracker identifies “significant stranded asset risk for the oil and gas industry over the next decade, finding that if business-as-usual investment behaviour continues then $1tn in capital would potentially be spent on new projects that are incompatible with a Paris scenario, and are thus at risk of delivering reduced returns if society does succeed in limiting global temperature to well-below two degrees. Under the “no new projects” assumption of the NZE [IEA’s 1.5°C scenario] this rises to $1.9tn.”16

The world will not be able to stay within 1.5°C if new fossil fuel exploration and development continues, and investment portfolios, including MS’ overall lending portfolio, will be harmed by the increased physical and transition risks. Profits from new exploration and development will flow to a handful of fossil fuel companies and their financiers but increased systemic risks will be borne by all. In opposition to this Proposal, banks including MS cite potential negative effects on the economy from accelerating our transition away from fossil fuels. Their argument seems to completely ignore the costs of delayed climate action, which have been shown to greatly exceed the costs of taking action early. “An immediate… transition will be less costly in the long run.”17

Development of new fossil fuel assets will not meet global energy shortfalls

The fossil fuel industry has been seeking to exploit the invasion of Ukraine and resulting energy insecurity as an opportunity to lock in decades of further fossil fuel dependence, even though the crisis has accelerated the transition away from fossil fuels.18 New fossil fuel exploration and development will not help to fill current energy shortfalls, while according to the International Energy Agency, “…lasting solutions to today’s crisis lie in reducing demand via the rapid deployment of renewables, energy efficiency and other low emissions technologies… Nobody should imagine that Russia’s invasion can justify a wave of new large-scale fossil fuel infrastructure in a world that wants to limit global warming to 1.5°C.”19 Europe has already cut its natural gas demand by 13%, with record wind and solar installations contributing to this decrease,20 and will further reduce fossil fuel use as it seeks to obtain 45% of its energy from renewables by 2030.21

MS CEO committed the Company to 1.5°C

MS’ climate commitment is unambiguous: to achieve net-zero financed emissions by 2050 according to a science-based 1.5°C pathway.

MS joined the Net Zero Banking Alliance (NZBA) in April 2021 after announcing a net-zero by 2050 goal six months earlier.22 To join the NZBA, CEO James Gorman signed a statement23 which committed the Company to:

●	Align its financed emissions with pathways to net-zero by 2050, “consistent with a maximum temperature rise of 1.5°C above pre-industrial levels by 2100;”
●	Use decarbonization scenarios which “are no/low overshoot”[24] and “rely conservatively on negative emissions technologies;” and
●	Prioritize “the most GHG-intensive and GHG-emitting sectors” in its portfolio.

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15 https://www.ipcc.ch/report/ar6/wg3/downloads/report/IPCC_AR6_WGIII_FullReport.pdf, p. 1582

16 https://carbontracker.org/reports/unburnable-carbon-ten-years-on/

17 https://www.ecb.europa.eu/press/blog/date/2022/html/ecb.blog221118~e416e71aba.en.html

18 https://www.iea.org/reports/renewables-2022/executive-summary

19 https://www.iea.org/commentaries/what-does-the-current-global-energy-crisis-mean-for-energy-investment

20 https://www.iea.org/commentaries/europe-s-energy-crisis-what-factors-drove-the-record-fall-in-natural-gas-demand-in-2022

21 https://energy.ec.europa.eu/topics/renewable-energy/renewable-energy-directive-targets-and-rules/renewable-energy-targets_en

22 https://www.morganstanley.com/ideas/climate-change-net-zero-financed-emissions

23 https://www.unepfi.org/wordpress/wp-content/uploads/2021/04/UNEP-FI-NZBA-Commitment-Statement.pdf

24 No/low overshoot scenarios seek to minimize any temporary increase in temperature above long-term goal of 1.5°C.

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MS has described the NZBA as one of “the expert organizations guiding our path and disclosures on net-zero financed emissions.”25 The Company has clearly used the NZBA membership to lend credibility to its climate actions; however, its climate policies are fundamentally misaligned with the net-zero goals outlined in the NZBA commitment.

The same level of accountability and expectation that apply to the Company’s other business commitments should apply to MS’ climate commitment, especially since the commitment to net zero and 1.5°C was made by the Company’s CEO and is the cornerstone of the Company’s climate strategy and disclosures, and given the ramifications for the global economy and all investment portfolios (including MS’ overall lending portfolio) if fossil fuel expansion continues.

MS keeps financing fossil fuel expanders despite its 1.5°C commitment

MS’ policies and practices are not aligned with its commitment to align its financed emissions with a 1.5°C pathway to net zero by 2050. MS provided $11.4 billion in financing to 102 of the largest companies expanding fossil fuels in just the sixteen months after joining the NZBA.26 By continuing to finance companies involved in new fossil fuel exploration and development, MS is not aligning with a 1.5°C pathway, which makes it unlikely that it will meet its net zero target or NZBA commitment. As the UN convened High-Level Expert Group on net zero standards recently stated: “Non-state actors [including banks] cannot claim to be net zero while continuing to build or invest in new fossil fuel supply.”27 In the opinion of the proponent, MS has been unable to explain how it will meet its commitments while continuing to finance companies expanding fossil fuels.

In the opinion of the Proponent, MS’ financing of new fossil fuel exploration and development knowingly ignores the scientific consensus on required actions to limit warming to 1.5°C and contradicts the Company’s climate disclosures that claim to “align with the latest climate science.”28 MS’ failure to align financing practices with its commitment and the scientific consensus exposes the Company and its shareholders to material risks including regulatory, reputational and litigation risks from allegations of greenwashing.

Regulators are concerned and skeptical about banks’ climate commitments and starting to take enforcement action

Banking regulators in the U.S. and Europe continue to express concerns about banks not living up to their climate commitments. The Office of the Comptroller of the Currency spoke about greenwashing risks in its 2021 proposal on climate accountability of banks, noting that “… where banks engage in public communication of their climate-related strategies, boards and management should ensure that any public statements about their banks’ climate-related strategies and commitments are consistent with their internal strategies and risk appetite statements.”29 The FDIC30 and the Federal Reserve31 have proposed similar guidance in the past year. A top ECB supervisor recently warned that: "If banks do not meet the targets they have announced or follow the climate strategy they have communicated, they expose themselves to litigation and reputational risks... failing to meet commitments to align their activities with the goals of the Paris Agreement may increase the likelihood of legal obligations being enforced.”32 A recent Federal Reserve study expressed skepticism about banks’ actions, finding that most of the restrictions that Global Systemically Important Banks are using for high-emission activities appear “symbolic, seemingly to avoid reputational damage…”33

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25 https://www.morganstanley.com/content/dam/msdotcom/en/assets/pdfs/Morgan_Stanley_2021_Climate_Report.pdf

26 https://reclaimfinance.org/site/wp-content/uploads/2023/01/Throwing-fuel-on-the-fire-GFANZ-financing-of-fossil-fuel-expansion.pdf

27 https://www.un.org/sites/un2.un.org/files/high-level_expert_group_n7b.pdf

28 https://www.morganstanley.com/content/dam/msdotcom/en/assets/pdfs/Morgan_Stanley_2021_Climate_Report.pdf

29 https://www.occ.gov/news-issuances/news-releases/2021/nr-occ-2021-138a.pdf

30 https://www.fdic.gov/news/financial-institution-letters/2022/fil22013.html

31 https://www.federalreserve.gov/newsevents/pressreleases/other20221202b.htm

32 https://www.reuters.com/markets/europe/banks-face-legal-risks-if-they-dont-stick-climate-goals-ecb-says-2022-09-22/

33 https://www.federalreserve.gov/econres/ifdp/files/ifdp1368.pdf, p. 18

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Regulators are beginning to crack down on banks’ greenwashing of climate commitments. Several big banks and their asset management arms have been sanctioned and investigated for misleading statements and disclosures in the past year. Deutsche Bank was raided and is under investigation by the SEC and the German regulator BaFin.34 Goldman Sachs35 and Bank of NY Mellon36 were hit with multi-million-dollar fines by the SEC. HSBC37 had to pull advertisements of its climate-related initiatives and was told by a UK regulator “to ensure that future marketing communications featuring environmental claims… did not omit material information about its contribution to carbon dioxide and greenhouse gas emissions." Royal Bank of Canada is also being investigated on climate-related marketing practices.38

Regulatory risks from making misleading claims, including fines and settlements, are expected to increase with greater regulation of climate-related disclosures anticipated in the future. The SEC, the European Commission, the UK government’s Transition Plan Taskforce and the International Sustainability Standards Board are among regulators working on new rules that will raise standards and expectations for climate-related disclosures, which could lead to increased regulatory risk for banks not following through on their climate commitments.

MS recognizes that missing climate targets constitutes a material financial risk

MS acknowledged the reputational damage that could result from missing climate commitments in the material risk factors section of its latest 10-K report:

“If we are unable to achieve our objectives relating to climate change or our current response to climate change is perceived to be ineffective or insufficient, our business and reputation may suffer.”39

MS’ disclosure of material reputational risk may be motivated by concerns about climate-related litigation. A recent study found that the cumulative number of climate change-related litigation cases has more than doubled since 2015, that cases against corporate actors are increasingly targeting sectors beyond fossil fuel companies including the financial sector, and that litigation against climate-related greenwashing is gaining pace.40 Similar conclusions were reached in a report by the Network for Greening the Financial System, which also found that “the potential magnitude of the financial impact of these litigations on financial and non-financial entities is very large.”41 The litigation risk has already materialized for BNP Paribas, the largest bank in France and the largest European funder of fossil fuel expansion. It was recently sued by three French NGOs which are asking the bank to comply with the French duty of vigilance law and stop its support of fossil fuel expansion.42

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34 https://www.reuters.com/business/finance/deutsche-banks-dws-allegations-greenwashing-2022-06-09/

35 https://www.sec.gov/news/press-release/2022-209

36 https://www.sec.gov/news/press-release/2022-86

37 https://www.bloomberg.com/news/articles/2022-10-18/hsbc-breached-advertising-code-with-green-posters-watchdog-says

38 https://www.reuters.com/world/americas/canadas-watchdog-launches-investigation-into-rbc-over-climate-complaints-2022-10-12/

39 https://www.morganstanley.com/content/dam/msdotcom/en/about-us-ir/shareholder/10k2022/10k1222.pdf, p. 18

40 https://www.lse.ac.uk/granthaminstitute/wp-content/uploads/2022/08/Global-trends-in-climate-change-litigation-2022-snapshot.pdf

41 https://www.ngfs.net/sites/default/files/medias/documents/climate_related_litigation.pdf

42 https://www.oxfam.org/en/press-releases/french-ngos-take-bnp-paribas-court-worlds-first-climate-lawsuit-against-commercial

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MS continues to be a target of growing campaign efforts opposing fossil fuel expansion projects and their financiers, including campaigns against Liquefied Natural Gas (LNG) projects. MS provided 55% more financing for LNG projects and companies than the second-highest bank during 2016-21.43 The expansion of LNG capacity will take too long to build to meet Europe’s short-term energy needs,44 and will in any case vastly exceed what is needed to replace Russian gas exports.45 LNG will also likely struggle to compete against lower-cost renewables in the long run.46 LNG projects involve major public health impacts,47 which is concerning given the projects are often located near disadvantaged communities already burdened by fossil fuel pollution.48 In March 2022, 120 environmental organizations representing millions of members and supporters sent letters to the CEOs of the largest U.S. banks including MS asking them to stop financing LNG projects because of “environmental justice and climate concerns as well as rising home heating costs for American communities being driven by the rise in exports.”49 Banks are already experiencing reputational impacts from financing expansion companies and projects that potentially violate Indigenous human rights. Citigroup50 and Wells Fargo51 have been targeted through shareholder proposals for helping finance controversial new oil and gas pipelines, and 12 banks recently received human rights complaints52 over their involvement in a new gas project being developed by Santos, which is among MS’ largest fossil fuel clients.53

If MS continues to finance fossil fuel expansion projects, the potential harm to its reputation may be even greater in the future given the scientific consensus that such projects are not needed and will take the world past the 1.5°C goal. MS’ material risk disclosure acknowledges the issue, but disclosure must be followed with concrete steps to reduce MS’ exposure to these risks.

MS is lagging its peers and risks losing business as clients transition to net zero

More than half of the top 25 European banks now have a policy on new oil and gas exploration and development.54 Four banks have restricted both corporate and project finance and eleven banks have restricted project finance for new oil and gas.

The four banks with both corporate and project finance restrictions on new oil and gas exploration and development are Santander, La Banque Postale, Danske Bank and Commerzbank:

●	Santander, the 5th largest bank in Europe, has committed to not finance new clients expanding oil (in addition to not providing project-related financing for new oil fields).[55]
●	La Banque Postale, one of the few banks globally whose decarbonization targets have been verified by the Science Based Targets initiative, has not only committed to excluding “companies involved in oil and gas expansion” but also to a “complete withdrawal from the oil & gas industries by 2030”[56] and has said that this commitment is “an essential step in meeting its SBTi-certified climate trajectory.”[57]
●	Danske Bank has committed to stop providing corporate finance for oil & gas exploration and production companies that “intend to expand supply of oil and gas beyond what was approved for development by 31st of December 2021” (and has also committed to stop “any project finance for expansion of oil & gas exploration and production”).[58]
●	Commerzbank has committed to “not enter into new business relationships with companies planning to expand oil and gas activities” (in addition to committing to not fund “any oil and gas development projects”).[59]

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43 https://www.ran.org/wp-content/uploads/2022/11/RAN_WALLST_DIRTIEST_SECRET.pdf

44 https://globalenergymonitor.org/wp-content/uploads/2022/04/GEM-Briefing-LNG-Terminal-Development-Timelines.pdf

45 https://climateactiontracker.org/documents/1094/CAT_2022-11-10_GlobalUpdate_COP27.pdf

46 https://www.rystadenergy.com/news/energy-crisis-the-beginning-of-the-end-for-gas-fired-power-in-europe

47 https://www.sierraclub.org/articles/2022/08/climate-and-public-health-impacts-lng-exports

48 https://www.sierraclub.org/default/2022/10/new-interactive-tool-shines-light-lng-export-projects-financing-and-climate-impacts

49 https://www.sierraclub.org/press-releases/2022/03/120-groups-urge-big-banks-pull-support-for-expanded-gas-exports

50 https://www.ft.com/content/ed0ce147-6308-4141-85c4-ab2fde65c428

51 https://www.wellsfargo.com/about/investor-relations/annual-reports/, WFC 2022 Proxy Statement, p. 120

52 https://www.abc.net.au/news/2023-04-04/tiwi-islands-human-rights-complaint-bank-santos-barossa-gas/102184122

53 https://www.bankingonclimatechaos.org

54 15 of the top 25 banks, which include 11 banks included in ShareAction’s Dec 2022 report (https://api.shareaction.org/resources/reports/ShareAction_Banking_Survey_2022-final.pdf) and 4 banks with new policies since the report: BBVA, Crédit Agricole, HSBC and Nordea. Policies on coal expansion were excluded.

55 https://www.santander.com/en/our-approach/policies

56 https://www.labanquepostale.com/content/dam/lbp/documents/communiques-de-presse/en/2021/cp-en-lbp-sbti-oil-gaz.pdf

57 https://www.lapostegroupe.com/en/news/la-banque-postale-is-stepping-up-its-decarbonisation-strategy

58 https://danskebank.com/-/media/danske-bank-com/file-cloud/2017/5/danske-bank-position-statement-fossil-fuels.pdf

59 https://www.commerzbank.com/media/presse/archiv_1/mitteilungen/2021/20211213_PR_fossil_fuel_policy.pdf

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The banks that have project finance restrictions include HSBC, the largest bank in Europe and the second largest European funder of fossil fuels. HSBC became the largest bank globally to adopt a policy on oil and gas expansion when it committed to not directly financing new oil and gas fields in December. In announcing the new policy, HSBC stated: “Guidance from international energy and scientific bodies indicates that forecasted global oil and gas demand out to 2050 in a net zero scenario is more than met by existing known fields. Whilst the war in Ukraine will impact on supply choices in the short term, it does not change the overall demand trajectory required to reach net zero by 2050. We will therefore no longer provide upstream finance (through lending or capital markets) for the specific purposes of new oil and gas fields and related infrastructure whose primary use is in conjunction with new fields.”60 Mizuho Financial, a top 10 financier of fossil fuels globally, is another example of a non-U.S. bank that will end relationships if clients cannot meet decarbonization expectations.61

MS’ peers have concluded that restricting financing for new oil and gas exploration and development is necessary to meet their climate goals, which raises questions not just about the credibility of MS’ net zero commitment but also about the Company’s competitiveness as the world moves away from fossil fuels. MS has significant exposure to non-US markets: a third of its total income before taxes came from outside the U.S.62 As corporations and investors transition to net zero, many of them may consider the climate alignment of their banking providers when awarding new business. Tools already exist that allow clients to rank banks based on such alignment.63 Analyses using such tools have found MS to be lagging its peers.”64

Weakened self-governance and external pressure require more explicit financing restrictions on fossil fuels

Major banks like MS need more accountability on their climate commitments because industry-led initiatives have lost their credibility and partisan pressure may weaken bank commitments.

Voluntary initiatives cannot be solely relied upon to hold the banks accountable. MS and other major banks weakened a key integrity mechanism for the industry-led efforts Glasgow Financial Alliance for Net Zero (GFANZ) and NZBA when new financing criteria were introduced by the UN Race to Zero last year. The banks threatened to leave the alliances because the criteria required banks to restrict financing for fossil fuel expansion. To appease the banks, the alliances cut ties with the Race to Zero criteria, which had been a key external validation mechanism for the GFANZ and NZBA.65 It appears that the banks were happy to reap the public relations benefits of the voluntary efforts but balked when the participation got in the way of their business-as-usual financing of fossil fuels.

Banks may be less likely to align their funding with climate commitments due to a partisan, fossil-fuel industry backed66 anti-ESG campaign, which we view as the “latest form of climate change denial.”67 Due to the campaign, some investors worry about backlash from considering ESG factors such as climate68 and banks are reported to be dropping ESG references in their sales and marketing materials.69 Banks may suffer significant reputational damage if they use the political attacks as an excuse to weaken their climate commitments.

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60 https://www.hsbc.com/news-and-media/hsbc-news/our-energy-policy-to-support-net-zero-transition (Energy Policy, p. 2)

61 https://www.mizuhogroup.com/binaries/content/assets/pdf/mizuhoglobal/news/2022/12/20221229_2release_eng.pdf

62 https://www.morganstanley.com/content/dam/msdotcom/en/about-us-ir/shareholder/10k2022/10k1222.pdf, p. 137

63 https://anthropocenefii.org/afii-the-box#00bf8952-e9e5-41af-96a8-160c555ca8a0

64 https://www.bloomberg.com/news/articles/2023-02-28/banks-need-even-bigger-low-carbon-pivot-to-avert-climate-crisis

65 https://www.ft.com/content/0affebaa-c62a-49d1-9b44-b9d27f0b5600

66 https://www.nytimes.com/2022/12/04/climate/texas-public-policy-foundation-climate-change.html

67 https://www.sierraclub.org/sierra/right-wing-attack-sustainable-finance-latest-form-climate-denial-woke-capitalism

68 https://www.bloomberg.com/news/articles/2023-03-21/us-investors-fear-legal-action-as-esg-splits-global-markets

69 https://www.bloomberg.com/news/articles/2023-03-23/bankers-bury-esg-in-pitch-books-to-head-off-republican-attacks

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The Proposal is aligned with regulatory developments on climate risk management

Beyond greenwashing concerns, regulators are paying closer attention to banks that are not adequately prepared to manage climate risks, including requiring banks to conduct stress tests and scenario analyses. The Federal Reserve is conducting a climate scenario analysis with the six largest U.S. banks including MS to “enhance the ability of supervisors and firms to measure and manage climate-related financial risks.”70 EU financial regulators recently announced a plan for a comprehensive stress test of the financial sector’s resilience to climate-related risks with a special focus on the EU's 2030 goal to reduce greenhouse gas emissions by at least 55%.71 The European Central Bank found in 2022 that banks are significantly underestimating the breadth and magnitude of climate-related and environmental risks and are “far from adequately” managing them. The ECB expects banks to align with its expectations for management of climate and environmental risks by the end of 2024 and has said that “[T]he deadlines will be closely monitored and, if necessary, enforcement action will be taken.”72 Although MS faces fewer prescriptive requirements for scenario analysis and alignment than its European peers, the Company cannot afford to fall behind given the enterprise and systemic risks associated with policies unaligned with its commitments.

Sectoral policies are required to align MS’ financing practices with the Paris Agreement

MS is unlikely to meet its climate commitments without a policy to phase out its financing of new fossil fuel exploration and development. The policy will provide greater transparency and accountability for MS’ fossil fuel financing activities and help mitigate material risks to shareholders.

Companies in the fossil fuel industry have not yet demonstrated that they plan to transition their businesses in alignment with 1.5°C.73 At present, few large oil and gas companies are planning to reduce future production (although not by the significant amounts required by 1.5°C), and none are planning to stop making new investments in exploration and development. The 20 largest producers in the S&P global oil index approved $166 billion in investments in new oil and gas fields from January 2021 to March 2022, with almost all of this investment incompatible with 1.5°C (based on production cost as a measure of stranding risk).74

Banks oppose our proposed policy because they say it would limit their ability to help clients transition. MS, for example, claims that the Proposal “will impede our ability to work with oil and gas clients on their transition to a low-carbon economy.”75 Given the unwillingness of fossil fuel companies to commit to credible decarbonization strategies, the financing that banks provide to such clients is not being used to transition their businesses. Companies not transitioning include ExxonMobil, MS’ largest fossil fuel client during 2016-21.76 Exxon is ranked last among the largest 15 oil and gas companies in terms of their readiness planning for the energy transition.77 Without any financing restrictions, banks will continue to finance new exploration and development, which makes it unlikely that they will meet their climate targets and will expose shareholders to material regulatory, reputational and litigation risks. The proposal is intended to enable support for MS’ energy clients’ low-carbon transition, as long as clients’ transition strategies are aligned with credible climate commitments.

The proposed policy can serve as a tool to mitigate systemic risk from climate change

Major banks like MS are key capital providers to the fossil fuel industry. The banks are expected to provide 36% of all the financing that fossil fuel companies need in 2023 (21% is expected to come from lending and 15% from debt and equity underwriting).78 Given the important role that MS and other large U.S. banks have in financing the fossil fuel industry, it is unlikely that the industry could take its banking elsewhere, as claimed by MS in its opposition statement.79

Because bank financing is a key enabler of fossil fuel expansion and fossil fuel expansion increases systemic risk, supporting this Proposal is an opportunity for investors to mitigate climate risks that affect all investment and lending portfolios. Mainstream investors seem to already be assuming that oil and gas production is in a secular decline and are making capital allocations accordingly.80 The banks should also allocate capital consistent with this expectation and provide accountability to investors about this outcome through the adoption of the proposed policy.

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70 https://www.federalreserve.gov/newsevents/pressreleases/other20220929a.htm

71 https://www.esgtoday.com/eu-regulators-to-conduct-financial-system-wide-climate-stress-test/

72 https://www.bankingsupervision.europa.eu/press/pr/date/2022/html/ssm.pr221102~2f7070c567.en.html

73 Among studies reaching this conclusion: https://journals.plos.org/plosone/article?id=10.1371/journal.pone.0263596

74 https://carbontracker.org/reports/paris-maligned/

75 https://www.morganstanley.com/content/dam/msdotcom/en/about-us-2022ams/2023_Proxy_Statement.pdf, p. 100

76 https://www.bankingonclimatechaos.org

77 https://carbontracker.org/exxonmobil-shell-and-systemic-risk-prisoners-of-their-assets/

78 https://www.ief.org/focus/ief-reports/upstream-investment-report-2023

79 https://www.morganstanley.com/content/dam/msdotcom/en/about-us-2022ams/2023_Proxy_Statement.pdf, p. 102

80 https://www.bloomberg.com/news/articles/2023-03-04/oil-producers-hand-128-billion-to-investors-as-doubts-grow-about-future-of-fossil-fuels; https://www.dallasfed.org/~/media/Images/research/surveys/des/2022/2201/des2201c5.png

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This year’s Proposal is less prescriptive and allows for financing of credible client transitions

The Proposal this year calls for a policy to phase out MS’ financing instead of one to end its financing of new fossil fuel exploration and development. This change responds to banks' concerns that last year’s proposal would have forced them to cease their financing of the oil and gas sector immediately. The phase-out approach uses the power of the banks to guide their clients towards a credible transition, whether it is through financial mechanisms or otherwise.

The Proposal also provides a carve-out for financing of companies that are making a credible transition, in response to concerns that last year’s proposal would have prevented the banks from financing their clients’ transition. We support MS financing the low-carbon transition of its clients but expect that the Company follows best practices for clients making a credible transition, which include reducing scopes 1-3 absolute emissions and allocating capital in line with science-based, independently verified short, medium and long-term decarbonization targets. (Organizations like the Science Based Targets initiative and Transition Pathway Initiative can provide independent verification of decarbonization targets.) The Proposal does not preclude financing of investments in existing fields to manage their production and to reduce operational emissions.

Conclusion

The world needs to phase out fossil fuel expansion to avoid the worst effects of climate change. As long as the expansion continues, we are locking in carbon emissions, adding to stranded assets and increasing systemic risk for investment portfolios. Our ask is for a policy to specify when the financing for fossil fuel expansion is going to stop. We are asking MS to codify the inevitable, to be held accountable for its climate commitments and to allay investor fears on greenwashing.

We urge shareholders concerned with the material risks of MS not meeting its climate commitments, investors concerned with the systemic effects of catastrophic climate change, and anyone concerned with the kind of a world that we will bequeath to future generations to support this Proposal.

Shareholders are urged to vote FOR Proposal No. 6.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; Sierra Club Foundation is not able to vote your proxies, nor does this communication contemplate such an event. Sierra Club Foundation urges shareholders to vote for Item No. 6 following the instructions provided on management's proxy mailing.

The views expressed are those of the authors and Sierra Club Foundation as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. This piece is for informational purposes and should not be construed as a research report.

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